Exhibit 99.1

Qudian Inc. Reports Second Quarter 2022

Unaudited Financial Results

XIAMEN, China, September 6, 2022/PRNewswire/ — Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a consumer-oriented technology company in China, today announced its unaudited financial results for the quarter ended June 30, 2022.

Second Quarter 2022 Operational Highlights:

•

Number of outstanding borrowers[1] from loan book business as of June 30, 2022 decreased by 6.7% to 2.4 million from 2.6 million as of March 31, 2022, as a result of the Company’s deployment of a conservative and prudent strategy

•	Total outstanding loan balance from loan book business[2] decreased by 54.4% to RMB0.7 billion as of June 30, 2022 from RMB1.5 billion as of March 31, 2022

•	Amount of transactions from loan book business for this quarter decreased by 31.0% to RMB1.5 billion from the first quarter of 2022

•	Weighted average loan tenure for our loan book business was 2.0 months for this quarter, compared to 2.3 months for the first quarter of 2022

[1]	Outstanding borrowers are borrowers who have outstanding loans from the Company’s loan book business as of a particular date.

[2]

Includes (i) off and on balance sheet loans directly or indirectly funded by our institutional funding partners or our own capital, net of cumulative write-offs and (ii) does not include auto loans from Dabai Auto business.

Second Quarter 2022 Financial Highlights:

•	Total revenues were RMB105.4 million (US$15.7 million), compared to RMB412.1 million for the same period of last year

•

Net loss attributable to Qudian’s shareholders was RMB61.3 million (US$9.2 million), compared to an income of RMB269.9 million for the same period of last year, or net loss of RMB0.25 (US$0.04) per diluted ADS

•

Non-GAAP net loss attributable to Qudian’s shareholders[3] was RMB52.8 million (US$7.9 million), compared to non-GAAP net income attributable to Qudian’s shareholders of RMB282.5 million for the same period of last year, or Non-GAAP net loss of RMB0.21 (US$0.03) per diluted ADS

[3]	For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Recent Developments

Loan Book Business:

After careful evaluation, the Company has decided to cease new credit offerings as of September 6, 2022. As of August 31, the Company’s total outstanding loan balance from the loan book business was below RMB500 million, with an average loan tenure of approximately three months. The existing outstanding loans continue to generate revenue and will be collected in an orderly manner. As a result of this business adjustment, the Company expects its revenues to significantly decline in the coming quarters compared with the previous quarters.

QD Food Business

After assessing current market conditions, the Company has decided to streamline its QD Food business. With the streamlining in QD Food operations, the Company expects to incur employee severance costs, termination fees for business partners and inventory write offs, which may adversely affect its financial condition and results of operations.

The Company will continue to explore new business opportunities and protect long term value for its shareholders.

Second Quarter Financial Results

Total revenues were RMB105.4 million (US$15.7 million), representing a decrease of 74.4% from RMB412.1 million for the second quarter of 2021.

Financing income totaled RMB66.2 million (US$9.9 million), representing a decrease of 78.8% from RMB311.8 million for the second quarter of 2021, as a result of the decrease in the average on-balance sheet loan balance.

Loan facilitation income and other related income decreased by 47.6% to RMB6.6 million (US$1.0 million) from RMB12.6 million for the second quarter of 2021, as a result of the reduction in transaction volume of off-balance sheet loans during this quarter.

Transaction services fee and other related income decreased to RMB6.5 million (US$1.0 million) from RMB38.5 million for the second quarter of 2021, mainly as a result of the winding down of the transaction service business.

Sales income and others decreased to RMB8.8 million (US$1.3 million), which was mainly attributable to sales income generated by QD Food, from RMB23.7 million for the second quarter of 2021, which was mainly attributable to sales generated by the Wanlimu e-commerce platform. We have wound down the Wanlimu e-commerce platform.

Total operating costs and expenses increased to RMB135.9 million (US$20.3 million) from RMB89.3 million for the second quarter of 2021.

Cost of revenues decreased by 36.7% to RMB41.1 million (US$6.1 million) from RMB64.9 million for the second quarter of 2022, primarily due to the decrease in cost of goods sold as a result of the wind-down of the Wanlimu e-commerce platform, partially offset by the cost of goods sold relating to QD Food.

Sales and marketing expenses increased by 82.6% to RMB53.2 million (US$7.9 million) from RMB29.1 million for the second quarter of 2021, primarily due to the increase in marketing expenses related to QD Food.

General and administrative expenses decreased by 68.1% to RMB34.8 million (US$5.2 million) from RMB109.1 million for the second quarter of 2021, primarily due to the downsizing of the WLM Kids business.

Research and development expenses decreased by 52.1% to RMB18.8 million (US$2.8 million) from RMB39.2 million for the second quarter of 2021, as a result of the decrease in staff head count, which led to a corresponding decrease in staff salaries.

Provision for receivables and other assets was a reversal of RMB28.7 million (US$4.3 million) for the second quarter of 2022, mainly due to the decrease in past-due on-balance sheet outstanding principal receivables compared to the second quarter of 2021

Impairment loss from long-lived assets was RMB45.5 million (US$6.8 million) for this quarter, as a result of the downsizing of the WLM Kids business.

As of June 30, 2022, the total balance of outstanding principal and financing service fee receivables for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due was RMB124.0 million (US$18.5 million), and the balance of allowance for principal and financing service fee receivables at the end of the period was RMB147.2 million (US$22.0 million), indicating M1+ Delinquency Coverage Ratio of 1.2x.

The following charts display the “vintage charge-off rate.” Total potential receivables at risk vintage charge-off rate refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the total potential outstanding principal balance of the transactions that are delinquent for more than 180 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Current receivables at risk vintage charge-off rate refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the actual outstanding principal balance of the transactions that are delinquent for more than 180 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Total potential receivables at risk M1+ delinquency rate by vintage refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the total potential outstanding principal balance of the transactions that are delinquent for more than 30 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Current receivables at risk M1+ delinquency rate by vintage refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the actual outstanding principal balance of the transactions that are delinquent for more than 30 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Loss from operations was RMB29.4 million (US$4.4 million), compared to income from operations of RMB327.2 million for the second quarter of 2021.

Net loss attributable to Qudian’s shareholders was RMB61.3 million (US$9.2 million), or net loss of RMB0.25 (US$0.04) per diluted ADS.

Non-GAAP net loss attributable to Qudian’s shareholders was RMB52.8 million (US$7.9 million), or Non-GAAP net loss of RMB0.21 (US$0.03) per diluted ADS.

Cash Flow

As of June 30, 2022, the Company had cash and cash equivalents of RMB3,099.0 million (US$462.7 million) and restricted cash of RMB257.8 million (US$38.5 million). Restricted cash mainly represents security deposits held in designated bank accounts for the guarantee of on-and-off balance sheet transactions. Such restricted cash is not available to fund the general liquidity needs of the Company.

For the second quarter of 2022, net cash used in operating activities was RMB365.7 million (US$54.6 million), mainly due to the decrease in other current and non-current assets. Net cash provided by investing activities was RMB1,454.7 million (US$217.8 million), mainly due to the net proceeds from the redemption of short-term investments. Net cash used in financing activities was RMB227.3 million (US$33.9 million), mainly due to the repurchase of ordinary shares and convertible senior notes.

Update on Share Repurchase and Convertible Bond Repurchase

As of the date of this release, the Company has repurchased all of the convertible senior notes of US$345 million. The Company has cumulatively completed total share repurchases of approximately US$584.8 million.

About Qudian Inc.

Qudian Inc. (“Qudian”) is a consumer-oriented technology company in China. The Company historically focused on providing credit solutions to consumers. Qudian is exploring innovative consumer products and services to satisfy Chinese consumers’ fundamental and daily needs by leveraging its technology capabilities. In March 2022, it launched a ready-to-cook meal business catering to working-class consumers in China.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use adjusted net income/loss, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income/loss helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges, and convertible bonds buyback income, which is non-cash and non-recurring. We believe that adjusted net income/loss provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income/loss is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss /income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its products; Qudian’s expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

Tel: +86-592-596-8208

E-mail: ir@qudian.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: qudian@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended June 30,
(In thousands except for number	2021	2022
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Financing income	311,755	66,231	9,888
Sales commission fee	9,081	95	14
Sales income and others	23,655	8,753	1,307
Penalty fee	16,569	17,297	2,582
Loan facilitation income and other related income	12,565	6,589	984
Transaction services fee and other related income	38,462	6,481	968

Total revenues	412,087	105,446	15,743
Operating cost and expenses:
Cost of revenues	(64,890)	(41,083)	(6,134)
Sales and marketing	(29,140)	(53,211)	(7,944)
General and administrative	(109,112)	(34,828)	(5,200)
Research and development	(39,204)	(18,774)	(2,803)
Changes in guarantee liabilities and risk assurance liabilities(1)	55,624	28,839	4,306
Provision for receivables and other assets	97,385	28,657	4,278
Impairment loss from long-lived assets	—	(45,536)	(6,798)

Total operating cost and expenses	(89,337)	(135,936)	(20,295)
Other operating income	4,482	1,129	169
(Loss)/Income from operations	327,232	(29,361)	(4,383)
Interest and investment income, net	17,713	4,646	694
Loss from equity method investments	—	(241)	(36)
Loss on derivative instruments	—	(34,671)	(5,176)
Foreign exchange gain, net	319	798	119
Other income	85	9,569	1,428
Other expenses	(750)	(4,974)	(743)

Net (loss)/income before income taxes	344,599	(54,234)	(8,097)
Income tax expenses	(75,457)	(7,081)	(1,057)

Net (loss)/income	269,142	(61,315)	(9,154)
Net (loss)/profit attributable to non-controlling interest shareholders	(805)	—	—

Net (loss)/income attributable to Qudian Inc.’s shareholders	269,947	(61,315)	(9,154)

(Loss)/Earnings per share for Class A and Class B ordinary shares:
Basic	1.07	(0.25)	(0.04)
Diluted	1.03	(0.25)	(0.04)
(Loss)/Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	1.07	(0.25)	(0.04)
Diluted	1.03	(0.25)	(0.04)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	253,370,503	248,458,980	248,458,980
Diluted	266,973,780	253,530,688	253,530,688
Other comprehensive (loss)/gain:
Foreign currency translation adjustment	(7,087)	6,489	969

Total comprehensive (loss)/income	262,055	(54,826)	(8,185)

Less: total comprehensive loss attributable to non-controlling interest shareholders	(805)	—	—

Total comprehensive (loss)/income attributable to Qudian Inc.’s shareholders	262,860	(54,826)	(8,185)

Note:

(1):

The amount includes the change in fair value of the guarantee liabilities accounted in accordance with ASC 815,“Derivative”, and the change in risk assurance liabilities accounted in accordance with ASC 450, “Contingencies” and ASC 460, “Guarantees”.

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of March 31, 2022	As of June 30, 2022
(In thousands except for number
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,245,403	3,098,964	462,663
Restricted cash	229,130	257,792	38,487
Derivative instruments-assets	11,289	8,665	1,294
Short-term investments	6,036,136	5,070,080	756,943
Short-term loan principal and financing service fee receivables	1,319,751	556,095	83,023
Short-term finance lease receivables	11,875	5,602	836
Short-term contract assets	19,001	13,680	2,042
Other current assets	1,941,411	2,654,670	396,332

Total current assets	11,813,996	11,665,548	1,741,620

Non-current assets:
Long-term finance lease receivables	15	—	—
Operating lease right-of-use assets	271,545	553,161	82,585
Investment in equity method investee	119,038	119,777	17,882
Long-term investments	268,921	249,257	37,213
Property and equipment, net	643,734	696,128	103,929
Intangible assets	11,070	11,232	1,677
Long-term contract assets	1	—	—
Deferred tax assets, net	51,706	35,831	5,349
Other non-current assets	430,551	426,713	63,707

Total non-current assets	1,796,581	2,092,099	312,342

TOTAL ASSETS	13,610,577	13,757,647	2,053,962

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of March 31, 2022	As of June 30, 2022
(In thousands except for number
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and interest payables	—	120,000	17,916
Short-term lease liabilities	38,640	65,686	9,807
Convertible senior notes-short term	—	133,962	20,000
Derivative instruments-liability	—	77,377	11,552
Accrued expenses and other current liabilities	387,372	527,450	78,746
Guarantee liabilities and risk assurance liabilities(2)	658	275	42
Income tax payable	115,016	47,396	7,076

Total current liabilities	541,686	972,146	145,139

Non-current liabilities:
Deferred tax liabilities, net	85,495	90,795	13,555
Convertible senior notes	300,312	—	—
Long-term lease liabilities	160,679	388,474	57,998
Long-term borrowings and interest payables	145,312	25,312	3,779
Other non-current liabilities	629	—	—

Total non-current liabilities	692,427	504,581	75,332

Total liabilities	1,234,113	1,476,727	220,471

Shareholders’ equity:
Class A Ordinary shares	132	132	20
Class B Ordinary shares	44	44	7
Treasury shares	(351,436)	(390,271)	(58,266)
Additional paid-in capital	4,019,352	4,027,471	601,286
Accumulated other comprehensive loss	(60,047)	(53,559)	(7,996)
Non-controlling interests	6,765	—	—
Retained earnings	8,761,654	8,697,103	1,298,440

Total shareholders’ equity	12,376,464	12,280,920	1,833,491

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,610,577	13,757,647	2,053,962

Note:

(2)

The amount includes the balance of the guarantee liabilities accounted in accordance with ASC 815,“Derivative”, and the balance of risk assurance liabilities accounted in accordance with ASC 450, “Contingencies” and ASC 460, “Guarantees”.

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended June 30,
	2021	2022
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
Total net (loss)/income attributable to Qudian Inc.’s shareholders	269,947	(61,315)	(9,154)
Add: Share-based compensation expenses	12,505	8,672	1,295
Less: Convertible bonds buyback income	—	196	29

Non-GAAP net (loss)/income attributable to Qudian Inc.’s shareholders	282,452	(52,839)	(7,888)

Non-GAAP net (loss)/income per share—basic	1.11	(0.21)	(0.03)
Non-GAAP net (loss)/income per share—diluted	1.07	(0.21)	(0.03)
Weighted average shares outstanding—basic	253,370,503	248,458,980	248,458,980
Weighted average shares outstanding—diluted	266,973,780	253,530,688	253,530,688